PTI SECURITIES & FUTURES L.P.
AND SUBSIDIARY

FINANCIAL STATEMENT
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2021
Available for Public Inspection

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44412

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PTI Securities & Futures L.P. and Subsidiary**

TYPE OF REGISTRANT (check all applicable boxes):
- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 South Wells Street Suite 900
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel J. Haugh	312-663-3052	dan@ptisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP - Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)
3/24/2009		3407	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daiel J Haugh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PTI Securities & Futures L.P. and Subsidiary _____, as of December 31 _____, 20 21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT



Notary Public


OFFICIAL SEAL
GREGG M RZEPCZYNSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/22

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of PTI Securities & Futures L.P. and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P. and Subsidiary (the Company) as of December 31, 2021, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PTI Securities & Futures L.P. and Subsidiary as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 1999.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of PTI Securities & Futures L.P. and Subsidiary's financial statement. The supplemental information is the responsibility of PTI Securities & Futures L.P. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 21, 2022

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	111,445
Receivable from broker-dealers		100,000
Commissions receivable		12,734
Receivable from affiliates		11,033
	$	235,212

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	141,919
Deferred revenue		43,856
Subordinated Loan		125,000
		310,775

Partners' capital

General partner		(33,129)
Limited partners		(42,434)
		(75,563)
	$	235,212

See accompanying notes.

---

1. **Organization and Business**

   PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a single class limited partnership. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell equity transactions and futures contracts or options on futures while not accepting or holding customer margin deposits. These assets are held by the respective clearing broker.

   The Partnership's general partner shall have exclusive authority to manage, conduct, administer and control the Partnership's business.

   PTI Securities & Futures L.P. has one wholly owned subsidiary, Wells Streeet Advisors, which is a Registered Investment Advisor registered with the State of Illinois. Curently, Wells Street Advisors manages funds as a sub-advisor for a Chicago based RIA.

2. **Summary of Significant Accounting Policies**

   The Partnership's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statement:

   Principals of Consolidaation
   The consolidated financial statement includes the accounts of PTI Securities & Futures L.P. and Wells Street Advisors, (collectively, the "Partnership"). All significant inter-company balances have been eliminated.

   Revenue Recognition
   Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are purchased or sold. Commission revenue and related expenses on transactions cleared through Interactive Brokers are recorded on a trade date basis. Commission revenue and related expenses on transactions cleared through RBC Capital Markets are recorded on a settlement basis, and this has not changed from the prior year and Management determined this does not have a material effect on this statement.

   The Partnership recognized revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers, effective January 1, 2018. There were

2. Summary of Significant Accounting Policies continued

no material changes in its revenue recognition policies and no material impact on the financial statement as a result of the new standard.

Use of Estimates
The preparation of the financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Partnership is a limited partnership with all taxable income or loss recorded in the income tax returns of the partners. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2018. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2021.

3. Financial Instruments Credit Losses

In June 2016 the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses* (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to the expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Partnership for fiscal years beginning after December 15, 2019. The standard does not have a material impact on the Partnership's consolidated financial statement.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Notes to Financial Statement, Continued

December 31, 2021

---

4.   **Financial Instrument Valuation**

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership.

Unobservable inputs reflects the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes is categorized into three levels based on the best information available in the circumstances.

- Level 1 Valuation is based on quoted prices in active markets for identical assets or liabilities as the reporting date.

- Level 2 Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.
- Level 3 Valuation is based on unobservable inputs for value of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wade variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less unobservable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments

---

4. **Financial Instrument Valuation continued**

categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2021 the Partnership held no Level 1, Level 2 or Level 3 investments.

5. **Clearing Agreements**

The Partnership has entered into fully disclosed clearing agreements with RBC Capital Markets ("RBC") and Interactive Brokers LLC ("IB").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing brokers on a fully disclosed basis. The Partnership's agreement by it's clearing brokers provide that as clearing brokers, the firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "ACT"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

6. **Employee Benefit Plan**

The Partnership has established a Simple IRA plan for qualified employees. The Partnership matches employees' contributions, subject to certain limitations as set forth in the plan agreement. There were no employee contributions made to the plan during the year ended December 31, 2021. The Partnership paid $6,080 during the calendar year of 2021.

7. **Guarantees**

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party

7. **Guarantees continued**

based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Other Guarantees
Customer transactions are introduced to and cleared through the Partnership's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Partnership is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Partnership could be required to make under these guarantees cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

8. **Credit Risk**

Commissions receivable represent a concentration of credit risk. The Partnership does not anticipate nonperformance by its customers or brokers. In addition, the Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

9. **Related Party Transactions**

As of December 31, 2021 there was $11,033 of receivables from affiliated companies. This amount represents $9,049 from NKH Inc. and $1,984 from Haugh Inc. of expenses that were paid by the Partnership on behalf of these affiliated companies. As of December 31, 2021 there was also a payable to the president of the Partnership totaling $1,000 which is included in the accounts payable and accrued expenses on the statement of financial condition. The Partnership also had a $125,000 subordinated loan with one of the limited partners (see note 15).

10. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (superseded by the NFA minimum of $45,000). At December 31, 2021 the Partnership had net capital of $75,568, which was $30,568 in excess of the required minimum net capital. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 2.45 to 1. The Partnership is also subject to the net capital rules of the NFA. The Partnership is

---

10. Net Capital Requirements continued

required to maintain a minimum net capital under the NFA rules of $45,000. Under these rules, the Partnership had excess net capital of $30,568.

11. Uncertainty – Going Concern

On February 27, 2020 the Partnership received an adverse FINRA arbitration award of $144,787 including FINRA fees. This award exceeded the Partnership's excess net capital at that time, placing the Partnership in a net capital deficiency as of that date. The Partnership remained in a capital deficiency until the Partnership received a $25,000 capital addition and a $125,000 subordinated loan agreement approved by the regulatory authorities in early March, 2020.

As was highlighted in the previous year's financial statement, during December 2016 PTI signed an agreement to extend the clearing agreement with RBC Capital Markets and received a signing bonus. The Partnership was required to account for this bonus as a liability to be amortized over the life of this contract extension and this treatment resulted in the Partnership being placed into a negative equity position as of the date of that agreement. For the year ended December 31, 2021, the Partnership remains in a negative equity position of ($75,563) as of December 31. 2021. Although the Partnership is in compliance with the net capital rule (see note 10), regulatory authorities are rather arbitrary with negative equity situations and may require the Partnership to contribute additional capital if the firm was to experience losses for any period of time.

12. Contingency

The Partnership has one litigation pending with the Partnership appealing the adverse FINRA arbitration award (see note 11) in circuit court of Cook County Illinois. Not only does the Partnership allege that the arbitration should not have been found for the claimant but also the distribution of the damages between the broker and the Partnership as well as the fact that a counterclaim was found against the claimant but awarded to the broker only and not the Partnership were all completely out of the industry standard and should be reversed. This appeal is in the process and there currently is no determination as to when it will be completed.

13. Subsequent Events

The Partnership's management has evaluated all events and transactions through February 21, 2022, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Partnership's financial statement.

14 Paycheck Protection Program Loan

In late January 2021 the Partnership was notified of the official SBA foregiveness of the $30,500 loan through BMO Harris Bank subject to the provisions of the Paycheck Protection Program (PPP).

15. **Subordinated Loan**

On March 5, 2020, the Partnership entered into a subordinated loan agreement with one of the Partners in the amount of $125,000. This loan matures March 6, 2023 and carries an annual interest rate of 6%.

Pursuant to the terms of the agreement, the note renews for one year upon maturity, unless notified otherwise in andvance by the note holder. Notification by the note holder not to renew must be made thirteen months in advance of a maturity date. At December 31, 2021 the balance was $125,000 and is included on the statement of financial condition.

The subordinated borrowing is covered by an agreement approved by FINRA and thus available in computing net capital. Under certain circumstances and with prior permission from FINRA, the Partnership may, at its option, make a payment of all or any portion of the principal amount prior to the maturity date at any time subsequent to one year from the effective date of the agreement.

16. **Lease Commitment**

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations.

The Partnership also sublets office space to a third party on a month to month basis.

In June 2021, the Partnership signed a lease extension until May 31, 2022 and as of December 31, 2021 remaining lease obligations until lease termination were $16,911.

The Partnership recognizes leases in accordance wth Financial Accounting Standards Codification ("FASB ASC") Topic 842, Leases. This guidance requires public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The Partnership has elected an exemption to this guidance for its short term office lease of less than twelve months and recognizes the lease payment on a straight-line basis over the remaiing life. Management believes the impact of Topic 842 and the election of the exemption has no material impact on its financial statement.

---

17. **Note ERC**

The Partnership received Employee Retention Credits (ERC) under the CARES Act during the calendar year ended December 31, 2021. The Partnership applied the International Accounting Standards (IAS) 20 model in accounting for this government grant since the accounting is not specified in FASB ASC.

IAS 20 provides guidance on government grants for business entities but is considered nonauthoritative in the FASB ASC. While it is not part of the FASB ASC, FASB ASC 105, Generally Accepted Accounting Principals, and more specifically, FASB ASC 105-10-05-2, does permit considering an non authoritatative source (such as IAS) when accounting for the transaction is not specified in the FASB ASC or the accounting for similar transaction is not specified in the FASB ASC.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	as of **December 31, 2021**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)	$ (75,563)	[3480]
2.	Deduct Ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital	$ (75,563)	[3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.............	125,000	[3520]
	B. Other (deductions) or allowable credits (List)..	43,856	[3525]
5.	Total capital and allowable subordinated liabilities	$ 93,293	[3530]
6.	Deductions and/or charges:		

6.	A. Total non-allowable assets from Statement of Financial Condition (See detail below)	$ 17,725	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items .... _____ [3450]				
	C. Aged short security differences-less reserved of ...._____ [3470]		[3580]		
	number of items................................ ...._____ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)........		[3615]		
	H. Total deduction and/or charges.			$ (17,725)	[3620]
7.	Other additions and/or allowable credits (List)...				[3630]
8.	Net Capital before haircuts on securities positions			$ 75,568	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (Money Market)		[3736]	$ -	[3710]
10.	Net Capital			$ 75,568	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Receivable from affiliates	$	11,033
Cash	$	93
Commission Receivable		6,599
	$	17,725

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	as of __December 31, 2021__

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	12,385	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)	$	45,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	45,000	[3760]
14.	Excess net capital (line 10 less 13)	$	30,568	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12.................................	$	21,568	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	185,775	[3790]
17.	Add:			
	A. Drafts for immediate credit..			[3800]
	B. Fair value of securities borrowed for which no equivalent value is paid or credited			[3810]
	C. Other unrecorded amounts (List)		[3820]	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).			[3838]
19.	Total aggregate indebtedness	$	185,775	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		245.84%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiary debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)..		[3880]
24.	Net capital requirement (greater of line 22 or 23)..		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000 ...		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)................		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital.......................................		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the fair values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

The Partnership did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts. The Partnership is exempt from the provisions of the rule15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2021

The Partnership did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts. The Partnership is exempt from the provisions of the rule15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/21

1. Current assets .... $217,487   [3000]

2. Total liabilities .... $ 310,775   [3030]

3. Deductions from total liabilities
   A. Liabilities subject to satisfactory
     Subordinated agreements
     (page 3, line 19.A)............................ 125,000   [3040]
   B. Deferred Income
       43,856   [3050]
   C.
      [3060]
   D. Long term debt pursuant to
     Regulation 1.17(c)(4)(vi)...................... [3070]
   E. Total deductions............................... 168,856   [3080]
   F. Adjusted liabilities................................ $ (141,919)   [3090]

4. Net capital (subtract line 3.F. from line 1)... $75,568   [3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5. Charges against inventories held, fixed price commitments, and advances
   against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii)
   for specific charge. If charge is applicable, attach statement
   Showing calculation of charge)... [3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii)
   against securities owned by firm:

	FAIR VALUE		CHARGE	
A. U.S. and Canadian government obligations		[3160]		[3170]
B. State and Municipal government obligations		[3180]		[3190]
C. Certificates of deposit, commercial paper... and bankers' acceptances....................		[3200]		[3210]
D. Corporate obligations...........................		[3220]		[3230]
E. Stocks and warrants.............................		[3240]		[3250]
F. Other securities (money market)..............		[3260]		[3270]
G. Total charges (add lines 6.A. - 6.F)				[3280]

7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)
   A. Against securities purchased under agreements to resell............................... [3290]
   B. Against securities sold under agreements to repurchase............................... [3300]

8. Charges on securities options as specified in section 240.15c3-1. Appendix A................. [3310]

Current Assets:

Cash	$	111,352
Receivable from broker-dealers		100,000
Commissions receivable		6,135
	$	217,487

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/21, Continued

9. Charges against open commodity in the IB's account
   A. Uncovered exchange-traded futures and granted options contracts -
   percentage of margin requirements applicable to such contracts.. _____ [3350]

   B. Ten percent (10%) of the fair value of commodities which
   underlie commodity options not traded on a contract market
   carried long by the applicant or registrant which has value
   and such value increased adjusted net capital (this charge
   is limited to the value attributed to such options)... _____ [3380]

   C. Commodity options which are traded on contract markets and
   carried long in proprietary accounts. Charge is the same as
   would be applied if applicant or registrant was the grantor
   of the options (this charge is limited to the value attributed
   to such options)... _____ [3390]

10. Five percent (5%) of all unsecured receivables from unregistered
    futures commission merchants or securities brokers or dealers................................ _____ [3410]

11. Deficiency in collateral for secured demand notes.. _____ [3420]

12. Adjustment to eliminate benefits of consolidation (explain in separate page)................. _____ [3430]

13. Total charges (add lines 5 through 12).. $ - [3440]

Net Capital Computation

14. Adjusted net capital (subtract line 13 from line 4).. $ 75,568 [3500]

15. Net capital required.. 45,000 [3600]

16. Excess net capital (subtract line 15 from line 14).. $ 30,568 [3610]

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited
FOCUS report as filed.